Exhibit 99.1


News Release

For Immediate Release

                   WorldHeart Announces Third Quarter Results

OTTAWA, ON - October 27, 2004 (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation ("WorldHeart" or the "Company"), a worldwide pioneer and technology leader in mechanical circulatory support systems, today released its unaudited consolidated financial statements for the three and nine-month periods ended September 30, 2004.

All amounts in this release are in U.S. dollars.

Third Quarter Results for Fiscal 2004

Revenues for the third quarter were $2.3 million, which represents an increase of 5% over the previous quarter and an increase of 10% over the same quarter in 2003. Gross margin for the third quarter of 2004 was $445,000 or 20%, which is consistent with the previous quarter and represents a small increase over the third quarter of 2003. The net loss for the quarter was $6.3 million ($0.41 per share), which represents an improvement of 31% from the net loss of $9.1 million ($2.21 per share) in the second quarter of 2003.

Revenues for the third quarter included the sale of 28 Novacor(R) LVAS implant kits as compared to 24 implant kits in the previous quarter and 27 implant kits in the same quarter last year.

Revenues for the nine months ended September 30, 2004 were $6.6 million, which represents an increase of 8% over the same period in 2003. Gross margin for the 2004 year-to-date was $1.9 million (or 29% of revenues), which represents an increase of 63% compared to the first nine months of 2003. The net loss for the 2004 year-to-date was $16.5 million ($1.08 per share), which represents an improvement of 37% from the net loss of $26.3 million ($7.71 per share) for the same period in 2003.

Revenues for the first nine months of 2004 included the sale of 78 Novacor LVAS implant kits as compared to 93 implant kits in the same period for 2003.

WorldHeart ended the third quarter of 2004 with seven centers enrolled in the RELIANT Trial, five of which were recruited during the quarter. Subsequent to the quarter-end, on October 1, 2004, the Centers for Medicare and Medicaid Services (CMS) in the U.S. implemented its announced increase in payment for implantation of all ventricular assist devices (VADs) which represents an increase in reimbursement to centers implanting the Novacor LVAS by approximately 30 to 40%.

Expenses from operations for the third quarter of 2004 totaled $6.6 million, which is an increase from the previous quarter's operating expenses of $6.2 million and the third quarter 2003 operating expenses of $6.3 million. Excluding the non-cash expensing of options, restructuring costs and amortization, expenses for the third quarter of 2004 totaled $4.8 million as compared to $5.4 million in the previous quarter and $4.1 million in the third quarter of 2003. Higher operational expense levels compared to the previous year's third quarter are the result of the establishment of European operations in 2004 and increased sales and marketing program expenditures, particularly in the United States. In the third quarter of 2004, the Company began to realize reduced expenditures associated with its previously announced decision in the quarter to restructure its operations including the consolidation of its North American operations to Oakland, California.

Other net expenses for the third quarter of 2004 were $156,000 as compared to $3.2 million in the same quarter last year. The significant decrease is as a result of lower interest costs associated with the repayment of loans that were outstanding in 2003.

WorldHeart strengthened its balance sheet in the third quarter with the completion of a convertible debenture and warrant transaction for gross proceeds of $13.3 million. The Company ended the third quarter with cash of $12.7 million and working capital of $18.8 million as compared to cash of $5.3 million and a working capital position of $11.0 million at June 30, 2004.

Additional Third Quarter Highlights:

     o Unconditional approval of WorldHeart's landmark RELIANT Trial by the U.S. Food and Drug Administration (FDA);

     o FDA Approved Reliability Label Revision for Novacor LVAS to reflect the demonstrated market-leading performance longevity of the Novacor LVAS and which shows the chance for reoperation to either fix or replace the Novacor LVAS to be 1.6% between zero and 6 months; 2.1% between 6 and 12 months; 11% between 12 and 24 months; and 16% between 24 and 36 months; and,

     o    Commencement of implantation under the RELIANT Trial.

WorldHeart will hold a teleconference today at 11:00 a.m. EDT. To participate, please call 1-800-814-4890 ten minutes before the call is scheduled to begin. A replay of the conference call will be available through November 10, 2004 starting at 2:00 p.m. (EDT) on October 27, 2004. The recording can be accessed at 1-877-289-8525 and entering passcode 21097297#.

About the RELIANT Trial
-----------------------
The Trial will evaluate the Novacor LVAS for Destination Therapy use by patients suffering from irreversible left ventricular failure who are not candidates for transplantation. Recipients will be randomized, on a 2:1 basis, to receive the Novacor LVAS or the HeartMate(R) XVE LVAS.

The objective of the Trial is to demonstrate that use of Novacor LVAS is superior to optimal medical therapy by demonstrating equivalence to HeartMate XVE LVAS, which has been evaluated and approved for such use. Novacor LVAS has Category B status under the existing IDE that permits reimbursement by the Centers for Medicare and Medicaid Services (CMS) for implants within the Trial.

About Novacor(R)LVAS
--------------------
The Novacor LVAS, a pump implanted alongside the patient's own heart to take over a large portion of the workload of the natural heart, supports end-stage heart failure patients. It is an electrically powered, pulsatile flow device with 20 years of clinical use. The Novacor LVAS has unprecedented reliability and durability. It is the first ventricular assist device to provide a recipient with more than 6 years of circulatory support and continues to hold the industry record for longest support on a single device, over 4 years. To date, more than 1,500 patients have been supported with the Novacor, with almost 600 patient years of experience, and no deaths attributable to device failure.

The Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as an alternative to transplantation, a bridge to transplantation, and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
------------------------------
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS, which has unprecedented reliability and durability, is well established in the marketplace. It is the first ventricular assist device to provide a recipient with more than 6 years of circulatory support and continues to hold the industry record for longest support on a single device, over 4 years. To date, more than 1,500 patients have been supported with the Novacor, with almost 600 patient years of experience, and no deaths attributable to device failure. Its next-generation technology is a miniaturized implantable assist device building on the proven Novacor technology.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

                                      -30-

For more information, please contact:
-------------------------------------
World Heart Corporation
Judith Dugan
(613) 226-4278
www.worldheart.com
------------------

WORLD HEART CORPORATION
Consolidated Balance Sheets
(United States Dollars)

----------------------------------------------------------------------------------------------------------
                                                                          September 30,       December 31,
                                                                                   2004               2003
----------------------------------------------------------------------------------------------------------
                                                                            (unaudited)
ASSETS

Current assets
 Cash and cash equivalents                                          $      12,713,847     $      6,337,677
 Short-term investments                                                             -           11,720,510
 Trade and other receivables                                                4,062,196            3,894,911
 Prepaid expenses                                                             634,699              614,222
 Inventory                                                                  8,194,656            5,902,866
                                                                    --------------------------------------
                                                                           25,605,398           28,470,186

Long-term receivable                                                          300,647                    -
Cash pledged as collateral for lease                                          750,000              527,997
Capital assets                                                              2,378,337            3,041,657
Goodwill                                                                   17,179,643           17,179,643
Intangible assets                                                             382,525              879,118

Other assets                                                                        -               81,468
                                                                    --------------------------------------
                                                                    $      46,596,550     $     50,180,069
                                                                    ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

 Accounts payable and accrued liabilities                           $       4,677,853     $      8,214,090
 Accrued compensation                                                       1,078,384            1,748,364
 Deferred revenue                                                             986,762              176,573
                                                                    --------------------------------------
                                                                            6,742,999           10,139,027
Convertible debentures (note 3)                                             1,845,984                    -
Long-term obligation                                                           21,796                    -
                                                                    --------------------------------------
                                                                            8,610,779           10,139,027
                                                                    --------------------------------------

Shareholders' equity
 Common shares                                                            187,027,058          184,868,488
  Issued and outstanding - 15,744,522 common shares
  (December 31, 2003 - 15,023,689 common shares)
 Contributed surplus                                                       22,431,643            4,893,750
 Cumulative translation adjustment                                          2,910,988            2,910,988
  Accumulated deficit                                                   (174,383,918)        (152,632,184)
                                                                    --------------------------------------
                                                                           37,985,771           40,041,042
                                                                    --------------------------------------

                                                                    $      46,596,550     $     50,180,069
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

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

WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended                      Nine months ended
                                                       September 30,       September 30,      September 30,        September 30,
                                                                2004                2003               2004                 2003
------------------------------------------------------------------------------------------------------------------------------------
                                                         (unaudited)         (unaudited)        (unaudited)          (unaudited)
Revenue                                              $     2,250,050     $     2,050,095   $      6,588,781          $ 6,088,677
Cost of goods sold                                       (1,805,515)         (1,670,907)        (4,685,677)          (4,921,055)
                                                     -------------------------------------------------------------------------------
Gross margin                                                 444,535             379,188          1,903,104            1,167,622
                                                     -------------------------------------------------------------------------------

Expenses
 Selling, general and administrative                     (3,246,213)         (1,826,157)       (10,084,015)          (5,256,987)
 Research and development                                (1,585,102)         (2,281,934)        (4,615,505)          (8,393,674)
 Non-cash share-based compensation costs                   (476,090)                            (1,693,573)                    -
 Restructuring costs                                     (1,176,445)         (2,078,748)        (1,176,445)          (2,078,748)
 Amortization of intangibles                               (129,166)           (114,245)          (387,498)          (2,587,311)
                                                     -------------------------------------------------------------------------------
                                                         (6,613,016)         (6,301,084)       (17,957,036)         (18,316,720)
                                                     -------------------------------------------------------------------------------

Loss before the undernoted                               (6,168,481)         (5,921,896)       (16,053,932)         (17,149,098)

Other income (expenses)
 Foreign exchange gain (loss)                               (10,882)              26,834          (378,787)            (927,989)
 Investment income                                            10,778               7,187            135,462               21,137
 Loss on disposal of capital assets                         (44,024)                               (44,024)             (27,148)
 Interest expense and financing costs                      (111,995)         (3,237,257)          (113,201)          (8,181,914)
                                                     -------------------------------------------------------------------------------

Net loss for the period                                  (6,324,604)         (9,125,132)       (16,454,482)         (26,265,012)

Accumulated deficit, beginning of the period           (168,059,314)       (135,981,424)      (152,632,184)        (118,841,544)

Share-based compensation adjustment                                -                   -        (5,297,252)                    -
                                                     -------------------------------------------------------------------------------
Accumulated deficit, end of the period               $ (174,383,918)     $ (145,106,556)   $  (174,383,918)      $ (145,106,556)
                                                     -------------------------------------------------------------------------------

Weighted average number of common
shares outstanding                                        15,355,573           4,125,662         15,249,176            3,408,324
                                                     -------------------------------------------------------------------------------

Basic and diluted loss per common share              $        (0.41)     $        (2.21)   $         (1.08)      $        (7.71)
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

WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                Three months ended                      Nine months ended
                                                        September 30,       September 30,       September 30,     September 30,
                                                                 2004                2003                2004              2003
------------------------------------------------------------------------------------------------------------------------------------
                                                          (unaudited)         (unaudited)         (unaudited)       (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities
 Net loss for the period                                $ (6,324,604)       $ (9,125,132)      $ (16,454,482)    $ (26,265,012)
 Items not involving cash
    Amortization                                              366,107             321,247           1,038,015         3,204,761
    Loss on disposal of capital assets                         44,024                   -              44,024            27,148
    Write down of capital assets                              342,460                   -             342,460
    Issuance of options and warrants for services
       and financing costs                                          -           1,049,226              81,466         2,486,232
    Sharebased compensation                                   476,090                   -           1,693,573                 -
    Interest on preferred shares and debt                     111,634           1,200,522             111,634         3,898,291
    Unrealized foreign exchange loss (gain)                    46,036            (17,447)             233,282         1,189,449
 Change in operating components of working capital          (516,494)       $ (2,114,142)         (6,162,465)       (1,349,274)
                                                        ----------------------------------------------------------------------------
                                                          (5,454,747)         (8,685,726)        (19,072,493)      (16,808,405)
                                                        ----------------------------------------------------------------------------
Investing activities
 Redemption of shortterm investments                                -                   -          11,504,032                 -
 Purchase of capital assets                                 (143,523)            (16,814)           (297,685)         (125,925)
 Cash pledged as collateral for lease                               -              54,617           (222,003)           222,003
                                                        ----------------------------------------------------------------------------
                                                            (143,523)              37,803          10,984,344            96,078
                                                        ----------------------------------------------------------------------------


Financing activities
 Capital lease repayments                                           -                   -                   -          (40,460)
 Repayment of shortterm loan                                        -                   -                   -       (1,308,558)
 Senior and subordinated loan proceeds                              -                   -                   -         6,542,790
 Repayment of senior and subordinated loan                          -         (7,367,568)                   -       (7,367,568)
 Convertible debenture proceeds                            13,318,750             856,837          13,318,750           856,837
 Repayment of convertible debenture                                 -           (884,108)                   -         (884,108)
 Bridge loan proceeds                                               -             767,771                   -           767,771
 Repayment of bridge loan                                           -           (775,068)                   -         (775,068)
 Common shares issued through exercise of warrants                  -                   -           1,499,404                 -
 Issuance of common shares through private placement                -          46,536,954                   -        48,453,282
 Funds received on the exercise of warrants                         -                   -                   -         1,088,435
 Payment of expenses relating to convertible
   debentures                                               (378,163)                   -           (378,163)                 -
  Payment of expenses on the exercise of warrants                   -            (12,014)                   -          (33,618)
  Payment of expenses related to the issuance of                              (4,394,874)
   common shares                                                    -                                       -       (4,640,362)
                                                        ----------------------------------------------------------------------------
                                                           12,940,587          34,727,930          14,439,991        42,659,373
                                                        ----------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash
equivalents                                                    98,677             (9,862)              24,328           (3,382)
                                                        ----------------------------------------------------------------------------

Change in cash and cash equivalents for the
period
                                                            7,440,994          26,070,145           6,376,170        25,943,664

Cash and cash equivalents, beginning of the period          5,272,853              30,835           6,337,677           157,316
                                                        ----------------------------------------------------------------------------


Cash and cash equivalents, end of the period            $  12,713,847       $  26,100,980      $   12,713,847    $   26,100,980
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